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                                                                    EXHIBIT 4.3

                            SECURED PROMISSORY NOTE

U.S. $13,700,000                                Los Angeles, California, U.S.A.
                                                               November 4, 1996


                 1. Borrower's Promise to Pay. FOR VALUE RECEIVED, the undersigned, SWA I CORPORATION, a Nevada corporation ("Borrower"), promises to pay to the order of WELLS FARGO BANK, N.A. ("Lender") at 707 Wilshire Boulevard, Los Angeles, California 90017, or such other place as Lender from time to time may designate, the principal sum of Thirteen Million Seven Hundred Thousand Dollars ($13,700,000) together with interest on unpaid principal from the Closing Date at the Contract Rate, with principal and interest payable as provided below in lawful money of the United States.

                 2. Definitions. Capitalized terms in this secured Promissory Note ("Note") that are not defined when first used have the meanings set forth below:

                          (a)     Closing Date.  The Closing Date is November
4, 1996.

                          (b)     Contract Rate.  The Contract Rate 6.0% is
until November 4, 1996, on which date it shall change to the LIBOR Rate plus 1.20% per annum. Default Rate. The Default Rate is a rate of interest equal to five percent (5.00%) per annum to be added to the Contract Rate in accordance with the provisions of Section 8 of this Note.

                          (c)     Initial Payment Date.  The Initial Payment
Date is January 3, 1997.

                          (d)     Late Charge.  The Late Charge is an amount
equal to five percent (5%) of any delinquent Payment.

                          (e)     Libor Rate.  The LIBOR Rate shall be the
three-month rate of interest per annum at which Lender is offered Dollar deposits in the Interbank Eurodollar market at about 11:00 a.m. San Francisco time, three days prior to the Initial Payment Date and then each Quarterly Payment Date thereafter, for delivery of funds on such Initial Payment Date or Quarterly Payment Date in an amount approximately equal to the outstanding amount of the Loan.

                          (f)     Loan.  The Loan is the loan from Lender to
Borrower evidenced by this Note.

                          (g)     Loan Agreement.  That certain Amended and
Restated Aircraft Loan Agreement dated as of even date herewith between Borrower and Bank.
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                          (h)     Maturity Date.  The Maturity Date is January
3, 2003.

                          (i)     Mortgage.  The Mortgage is that certain
Mortgage, Security Agreement and Assignment of Rents dated as of December 22, 1995, as amended, encumbering that certain Boeing 737-300 aircraft bearing manufacturer's serial number 23254.

                          (j)     Quarterly Payment.  Each Quarterly Payment of
principal and interest is in an amount equal to $445,000, subject to Section
3.1 below.

                          (k)     Quarterly Payment Date.  The Quarterly
Payment Dates are each January 3, April 3, July 3 and October 3.

                          (l)     Quarterly Period.  Each Quarterly Period
shall commence on a Quarterly Payment Date and end on the day immediately proceeding the next Quarterly Payment Date.

                 3. Payment of Principal and Interest. Principal and interest shall be payable in accordance with the following provisions:

                                  3.1      Installments of Principal and
                 Interest. Commencing on the Initial Payment Date and then on each Quarterly Payment Date thereafter, Borrower shall pay to Lender a combined installment of principal and interest in the amount of the Quarterly Payment which shall be applied first to accrued and unpaid interest and then to principal; provided, however, the amount of each Quarterly Payment to be applied to principal shall be not less than $200,000, and Borrower shall be required to pay the shortfall, if any, on the applicable Quarterly Payment Date.

                                  3.2      Payment at Maturity.  The entire
                 unpaid principal balance of this Note and all accrued but unpaid interest under this Note shall be due and payable on the Maturity Date.

                 4. Calculation of Interest; Application of Payments. Interest shall be calculated on the basis of a 360-day year and actual days elapsed. All payments under this Note shall be credited first to costs and expenses, then to accrued interest then due and thereafter to unpaid principal.

                 5. Prepayment. This Note may be prepaid in whole or in part at any time, subject to the payment of any amounts which may be owing pursuant to Section 2.5 of the Loan Agreement and this Section. Borrower agrees to indemnify and hold Bank free from any loss or reasonable expense (including, without limitation, any loss or reasonable expense incurred by reason of the liquidation or redeployment of deposits or other funds acquired by Bank to fund or maintain the Loan) which Bank may incur as a result of (a) a default by Borrower in payment when due of the principal amount or
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interest in the Loan, or (b) any prepayment (whether mandatory, upon demand by
Bank or otherwise) prior to the end of any Quarterly Period. At the election of Bank such losses shall be conclusively deemed to consist of any amount equal to the sum of:

                 i) The interest that would have been received from Borrower on the amounts to be redeployed during the Quarterly Period (or remaining portion thereof) in question had Borrower not failed to repay or prepaid such funds, less

                 ii) the return which Bank could have obtained at a place such funds are on deposit in the interbank dollar market selected by Bank in its sole discretion on the date of such failure to repay or prepayment or and such funds had remained on deposit until the end of the relevant Quarterly Period.

Borrower acknowledges that prepayment of such amount will result in Bank incurring additional costs, expenses and/or liabilities, and that it is difficult to ascertain the full extent of such costs, expenses and/or liabilities. Borrower, therefore, agrees to pay the above-described prepayment fee and agrees that said amount represents a reasonable estimate of the prepayment costs, expenses and/or liabilities of Bank. Concurrently with any prepayment of principal, Borrower shall notify Lender in writing that Borrower is making a prepayment in an amount specified in such written notice.

                 6. Acceleration Upon Certain Transfers. The Mortgage and the Loan Agreement contains provisions allowing Lender to accelerate the maturity of this Note, among other circumstances, upon sale, transfer or further encumbrance of the aircraft described in the Mortgage.

                 7. Default. If any payment under this Note (whether of principal or interest or both) is not paid within three (3) days after the date on which the payment is due (irrespective of whether Borrower has received any notice of such nonpayment) or if Borrower fails to perform fully and when due any other covenant or obligation of Borrower under this Note, or if an "Event of Default" shall have occurred under the Mortgage or the Loan Agreement, Borrower shall be in default hereunder and Lender may elect, without any further notice or demand to Borrower, to declare all principal and accrued but unpaid interest under this Note immediately due and payable. Any failure of Lender to make such election following a default or defaults shall not constitute a waiver of Lender's rights to make the election in the event of any subsequent default. Notwithstanding any provisions in this Note to the contrary, any principal, accrued interest, late payment charges and other amounts which are payable under this Note, the Mortgage, the Loan Agreement or any other instrument, agreement or document executed by Borrower in connection with the Loan and which remain unpaid on the Maturity Date or any acceleration of this Note shall thereafter bear interest, at the Default Rate. Borrower expressly acknowledges and agrees that the accrual of interest at the Default Rate is reasonable under the circumstances existing on the date of this





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Note, that it would be extremely difficult and impractical to fix Lender's actual damages arising out of any failure to pay the outstanding indebtedness of this Note upon the Maturity Date or upon any acceleration of this Note and that interest accrued at the Default Rate shall be presumed to be the actual amount of such damages incurred by Lender. Upon Borrower's default under this Note, Lender, at its option, shall have the right to apply all payments made by Borrower in connection with the Loan to principal, accrued interest, late payment charges and other amounts which are payable under this Note, the Mortgage, the Loan Agreement, or any other instrument, agreement or document executed by Borrower in connection with the Loan in such order and amounts as Lender may determine in its sole and absolute discretion.

                 8. Late Payment Charge. If any payment under this Note (whether of principal or interest or both and including the payment due on the Maturity Date or upon any acceleration of this Note) is not paid within three
(3) days after the date on which the payment is due, Borrower shall pay to Lender, in addition to the delinquent payment and without any requirement of notice or demand by Lender, a late payment charge equal to the Late Charge. Borrower expressly acknowledges and agrees that the foregoing late payment charge provision is reasonable under the circumstances existing on the date of this Note, that it would be extremely difficult and impractical to fix Lender's actual damages arising out of any late payment and that the foregoing late payment charge shall be presumed to be the actual amount of such damages incurred by Lender. No provision in this Note (including, without limitation, the provisions for a late payment charge) shall be construed as in any way excusing Borrower from its obligation to make each payment under this Note promptly when due.

                 9. Costs of Collection. Borrower and all endorsers jointly and severally promise to pay (a) all costs and expenses of collection, including, without limitation, attorneys' fees, in the event this Note or any portion of this Note is placed in the hands of attorneys for collection and such collection is effected without suit; (b) attorneys' fees, as determined by the court or by arbitration, and all other costs, expenses and fees incurred by Lender in the event suit or arbitration is instituted to collect this Note or any portion of this Note; and (c) all costs and expenses, including, without limitation, attorneys' fees incurred by Lender in connection with any bankruptcy, insolvency or reorganization proceeding or receivership involving Borrower or any affiliate of Borrower, including, without limitation, attorneys' fees incurred in making any appearances in any such proceeding or in seeking relief from any stay or injunction issued in or arising out of any such proceeding.

                 10. Arbitration. Borrower acknowledges and agrees to the arbitration provisions attached to the Loan Agreement as Exhibit "A", the terms of which are incorporated herein.

                 11. Offsets. No indebtedness evidenced by this Note shall be deemed to have been offset or shall be offset or compensated by all or part of any claim, cause of action, counterclaim or cross-claim, whether liquidated or unliquidated, which





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Borrower now or hereafter may have or claim to have against Lender.
Furthermore, in respect to the present indebtedness of, or any future indebtedness incurred by, Borrower to Lender, Borrower waives, to the fullest extent permitted by law, the benefits of any applicable law, regulation or procedure which substantially provides that, where cross-demands for money have existed between persons at any point in time when neither demand was barred by the applicable statute of limitations, and an action is thereafter commenced by one such person, the other may assert in his answer the defense of payment in that the two demands are compensated so far as they equal each other, notwithstanding that an independent action asserting the claim would at the time of filing the answer be barred by the applicable statute of limitations.

                 12. Certain Waivers. Borrower and endorsers jointly and severally waive diligence, grace, demand, presentment for payment, exhibitions of this Note, protest, notice of protest, notice of dishonor, notice of demand, notice of nonpayment and any and all exemption rights against the indebtedness evidenced by his Note; and agree to any and all extensions or renewals from time to time without notice and to any partial payments of this Note made before or after maturity and that no such extension, renewal or partial payment shall release any one or all of them from the obligations of payment of this Note or any installment of this Note; and consent to offsets of any sums owned to any one or all of them by Lender at any time.

                 13. Loss, Theft, Destruction or Mutilation of Note. In the event of the loss, theft or destruction of this Note, upon Borrower's receipt of a reasonably satisfactory indemnification agreement executed in favor of Borrower by the party who held this Note immediately prior to its loss, theft or destruction, or in the event of the mutilation of this Note, upon Lender's surrender to Borrower of the mutilated Note, Borrower shall execute and deliver to such party or Lender, as the case may be, a new promissory note in form and content identical to this Note in lieu of the lost, stolen, destroyed or mutilated Note.

                 14. Notices. The provisions of the Mortgage and the Loan Agreement concerning the giving and receipt of notices shall apply to any notice or other communications given under this Note.

                 15. Obligations Joint and Several. If Borrower consists of more than one person or entity, each shall be jointly and severally liable for the performance of each of the obligations of Borrower to Lender hereunder.

                 16. Construction of Note. Captions in this Note are included solely for convenience and are not to be referred to in construing or interpreting this Note. Each reference in this Note to a particular paragraph is a reference to a paragraph of this Note unless otherwise expressly indicated. The terms "include", "includes" and "including" are not used in any limiting sense, but rather by way of example or illustration. If any portion of this Note is declared invalid, illegal or unenforceable by any court of competent jurisdiction, such portion shall be deemed severed from this Note and the





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remaining portions shall continue in full force and effect.  Time is strictly of the essence of each and every provision of this Note. This Note shall be governed by and interpreted and enforced according to the laws of the State of California.

                 IN WITNESS WHEREOF, Borrower does execute this Note as of the date first written above.


                                        SWA I CORPORATION,
                                        a Nevada corporation


                                        By:  /s/ Richard O. Hammond
                                           -----------------------------------

                                        Name:  R.O. Hammond
                                             ---------------------------------

                                        Its: CFO
                                             ---------------------------------




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